UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Groupe PSA and Total create “Automotive Cells Company”, a joint venture dedicated to the manufacture of batteries in Europe (September 3, 2020)

Exhibit 99.2	Brazil : Total Resigns From its Role of Operator in the Foz Do Amazonas Basin (September 7, 2020)

Exhibit 99.3	U.S. Department of Energy’s National Energy Technology Laboratory Announces Investment to Further Develop LH CO2MENT Colorado Project, Carbon Capture Technology (September 17, 2020)

Exhibit 99.4	Energy Transition: Total Is Investing More Than €500 Million To Convert Its Grandpuits Refinery Into a Zero-Crude Platform for Biofuels and Bioplastics (September 24, 2020)

Exhibit 99.5	Renewables: Total strengthens its position in the Spanish solar market and covers all its power needs in Europe with green energy (September 25, 2020)

Exhibit 99.6	Brazil: Total Exits the Foz Do Amazonas Basin (September 28, 2020)

Exhibit 99.7	United Kingdom: Total Acquires London’s Largest Electric Vehicle Charge Points Network (September 29, 2020)

Exhibit 99.8	Total Extends its Biodiversity Ambition To Coincide With the Preparation of the United Nations Plan for Biodiversity (September 29, 2020)

Exhibit 99.9	2020 Strategy & Outlook Presentation (September 30, 2020)

EXHIBIT INDEX

Exhibit 99.1	Groupe PSA and Total create “Automotive Cells Company”, a joint venture dedicated to the manufacture of batteries in Europe (September 3, 2020)

Exhibit 99.2	Brazil : Total Resigns From its Role of Operator in the Foz Do Amazonas Basin (September 7, 2020)

Exhibit 99.3	U.S. Department of Energy’s National Energy Technology Laboratory Announces Investment to Further Develop LH CO2MENT Colorado Project, Carbon Capture Technology (September 17, 2020)

Exhibit 99.4	Energy Transition: Total Is Investing More Than €500 Million To Convert Its Grandpuits Refinery Into a Zero-Crude Platform for Biofuels and Bioplastics (September 24, 2020)

Exhibit 99.5	Renewables: Total strengthens its position in the Spanish solar market and covers all its power needs in Europe with green energy (September 25, 2020)

Exhibit 99.6	Brazil: Total Exits the Foz Do Amazonas Basin (September 28, 2020)

Exhibit 99.7	United Kingdom: Total Acquires London’s Largest Electric Vehicle Charge Points Network (September 29, 2020)

Exhibit 99.8	Total Extends its Biodiversity Ambition To Coincide With the Preparation of the United Nations Plan for Biodiversity (September 29, 2020)

Exhibit 99.9	2020 Strategy & Outlook Presentation (September 30, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE
Date: October 1, 2020	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer